Exhibit 99.1

News Release
NYSE, TSX: NTR

February 21, 2024 – all amounts are in US dollars except as otherwise noted

Nutrien Reports Fourth Quarter and Full-Year 2023 Results

Fourth quarter results reflect strong fertilizer market fundamentals in North America. Expect increased fertilizer sales volumes and growth in Retail earnings in 2024.

SASKATOON, Saskatchewan - Nutrien Ltd. (TSX and NYSE: NTR) announced today its fourth quarter 2023 results, with net earnings of $176 million ($0.35 diluted net earnings per share). Fourth quarter 2023 adjusted net earnings per share1 was $0.37 and adjusted EBITDA1 was $1.1 billion.

“We saw a continuation of strong fertilizer market fundamentals in North America during the fourth quarter driven by improved affordability, an extended fall application season and low channel inventories. Utilizing the strengths of our integrated business, we achieved record fourth-quarter potash deliveries, increased crop nutrient sales volumes across our global Retail network and generated strong cash flow from operations,” commented Ken Seitz, Nutrien’s President and CEO.

“As we look ahead to 2024, we expect to deliver higher fertilizer sales volumes and Retail earnings, supported by increased crop input market stability and demand. We continue to prioritize strategic initiatives that enhance our capability to serve growers in our core markets, maintain the low-cost position and reliability of our assets, and position the Company for growth,” added Mr. Seitz.

Highlights2:

•

Generated net earnings of $1.3 billion ($2.53 diluted net earnings per share) and adjusted EBITDA[1] of $6.1 billion ($4.44 adjusted net earnings per share1) in 2023, down from the record levels achieved in 2022. Adjusted EBITDA declined primarily due to lower net realized selling prices across all segments and lower Nutrien Ag Solutions (“Retail”) earnings. Cash provided by operating activities totaled $5.1 billion in 2023, representing 84 percent of adjusted EBITDA.

•

Retail adjusted EBITDA of $1.5 billion in 2023 decreased primarily due to lower gross margin for both crop nutrients and crop protection products, as we sold through high-cost inventory. Crop nutrient sales volumes increased as growers returned to more normalized application rates to replenish nutrients in the soil. We continued to grow our proprietary nutritional and biostimulant sales and margins through differentiated product offerings and expanded manufacturing capacity.

•

Potash full year 2023 adjusted EBITDA declined to $2.4 billion due to lower net realized selling prices. We delivered record fourth quarter potash sales volumes driven by strong demand in North America and increased offshore sales.

•

Nitrogen full year 2023 adjusted EBITDA decreased to $1.9 billion due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs and higher sales volumes.

•

In the fourth quarter of 2023, we recognized a $76 million non-cash impairment in our Nitrogen segment relating to our Trinidad property, plant and equipment due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional gas fields is anticipated to add new supply starting in 2026.

•

Returned $2.1 billion to shareholders in 2023 through dividends and share repurchases. Nutrien’s Board of Directors approved an increase in the quarterly dividend to $0.54 per share. Nutrien continues to target a stable and growing dividend with our dividend per share increasing by 35 percent since the beginning of 2018. Nutrien’s Board of Directors also approved the purchase of up to 5 percent of Nutrien’s outstanding common shares over a twelve-month period through a normal course issuer bid (“NCIB”). The NCIB is subject to acceptance by the Toronto Stock Exchange.

1.	These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section for further information.
2.

Our discussion of highlights set out on this page is a comparison of the results for the twelve months ended December 31, 2023 to the results for the twelve months ended December 31, 2022, unless otherwise noted.

Market Outlook and Guidance

Agriculture and Retail

•

Global grain stocks-to-use ratios remain historically low going into the 2024 growing season as tightening supplies of wheat and rice have offset increased corn supplies in the US and Brazil. We expect weather and geopolitical issues will continue to impact grain and oilseed production, exports and inventory levels.

•

Crop prices have declined from historically high levels in 2022, but lower crop input prices have resulted in improved demand, evidenced by the strong North American fall application season in 2023. We expect US corn plantings to range from 91 to 92 million acres in 2024 and soybean plantings to range from 87 to 88 million acres.

•

In Brazil, dry weather during the summer crop growing season and lower corn prices could result in lower corn area in 2024. Brazilian growers are expected to continue to expand soybean acreage, which we anticipate will support the need for strong fertilizer imports in the second and third quarters of 2024.

•

In Australia, growers have benefited from multiple years of above-average yields and fundamentals remain supportive entering 2024. Timely precipitation led to higher-than-expected winter crop production, however if the El Niño weather pattern continues, it could pose a risk for the 2024 growing season.

Crop Nutrient Markets

•

Global potash demand was strong through the second half of 2023, and we estimate full-year shipments were between 67 to 68 million tonnes. The increase was supported by strong consumption and increased imports in key markets such as North America, China and Brazil.

•

We expect global potash demand will continue to recover towards trend levels in 2024 with full-year shipments projected between 68 to 71 million tonnes. We anticipate a relatively balanced global market with incremental supply from producers in Canada, Russia, Belarus and Laos.

•

We are seeing strong potash demand ahead of the North American spring application season as channel inventories were tight to start the year. Potash demand in Southeast Asia is expected to increase significantly in 2024 due to much lower inventory levels compared to the prior year and favorable economics for key crops such as oil palm and rice. We expect lower potash imports from China compared to the record levels in 2023 but for demand to remain at historically high levels driven by increased consumption.

•

We expect nitrogen supply constraints to persist in 2024, including limited Russian ammonia exports, reduced European operating rates and Chinese urea export restrictions. North American natural gas prices remain highly competitive compared to Europe and Asia, and we expect Henry Hub natural gas prices to average approximately $2.50 per MMBtu for the year.

•

The US nitrogen supply and demand balance is projected to be tight ahead of the spring application season, as nitrogen fertilizer net imports in the first half of the 2023/2024 fertilizer year were down an estimated 55 percent compared to the three-year average. Global industrial nitrogen demand remains a risk in 2024 as industrial production, most notably in Europe and Asia, has yet to rebound to historical levels.

•

Phosphate fertilizer markets have remained relatively strong in the first quarter of 2024, particularly in North America where channel inventories were low entering the year. We expect Chinese phosphate exports to be similar to 2023 levels and tight stocks in India to support demand ahead of their key planting season.

Financial Guidance

We have revised our guidance practice in 2024 to provide forward looking estimates on those metrics that we believe are of value to our shareholders and are less impacted by fertilizer commodity prices. We continue to provide guidance for Retail adjusted EBITDA, fertilizer sales volumes and other key financial modeling metrics as well as fertilizer pricing sensitivities.

•

Retail adjusted EBITDA guidance of $1.65 to $1.85 billion assumes increased gross margins in all major product lines compared to 2023. We anticipate that crop nutrient gross margin will be supported by higher sales volumes and per-tonne margins, in particular compared to the compressed levels in the first half of the prior year. We expect a recovery in Brazilian crop protection margins in the second half of 2024.

•

Potash sales volume guidance of 13.0 to 13.8 million tonnes assumes demand growth in offshore markets and a return to more normal Canpotex port operations in 2024. In North America, we expect increased first quarter sales volumes compared to the prior year due to strong customer engagement to refill depleted inventories.

•

Nitrogen sales volume guidance of 10.6 to 11.2 million tonnes assumes higher operating rates at our US and Trinidad plants compared to 2023. Phosphate sales volume guidance of 2.6 to 2.8 million tonnes assumes improved operating rates compared to the prior year.

•

Total capital expenditures of $2.2 to $2.3 billion are expected to be below the prior year. This total includes approximately $500 million in investing capital expenditures focused on proprietary products, network optimization and digital capabilities in Retail, mine automation projects in Potash, and low-cost brownfield expansions in Nitrogen.

All guidance numbers, including those noted above are outlined in the table below. In addition, set forth below are anticipated fertilizer pricing and natural gas price sensitivities relating to adjusted EBITDA (consolidated) and adjusted net earnings per share.

	2024 Guidance Ranges [1] as of February 21, 2024

(billions of US dollars, except as otherwise noted)	Low	High	2023 Actual

Retail adjusted EBITDA	1.65	1.85	1.5

Potash sales volumes (million tonnes) [2]	13.0	13.8	13.2

Nitrogen sales volumes (million tonnes) [2]	10.6	11.2	10.4

Phosphate sales volumes (million tonnes) [2]	2.6	2.8	2.6

Depreciation and amortization	2.2	2.3	2.2

Finance costs	0.75	0.85	0.8

Effective tax rate on adjusted earnings (%)	24.0	26.0	28.0

Capital expenditures [3]	2.2	2.3	2.7

 1 See the “Forward-Looking Statements” section.

 2 Manufactured product only.

 3 Comprised of sustaining capital expenditures, investing capital expenditures and mine development and pre-stripping capital expenditures which are supplementary financial measures. See the “Other Financial Measures” section.

2024 Annual Sensitivities [1]	Effect on

(millions of US dollars, except EPS amounts)	Adjusted EBITDA	Adjusted EPS	[4]

$25/tonne change in net realized potash selling prices	±270	±0.40

$25/tonne change in net realized ammonia selling prices [2]	± 40	±0.05

$25/tonne change in net realized urea and ESN® selling prices	± 80	±0.10

$25/tonne change in net realized solutions, nitrates and sulfates selling prices	±130	±0.20

$1/MMBtu change in NYMEX natural gas price [3]	±190	±0.30

 1 See the “Forward-Looking Statements” section.

 2 Includes related impact on natural gas costs in Trinidad, which is linked to benchmark ammonia pricing.

 3 Nitrogen related impact.

 4 Assumes 496 million shares outstanding for all earnings per share (“EPS”) sensitivities.

Consolidated Results

	Three Months Ended December 31			Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change
Sales	5,664	7,533	(25)	29,056	37,884	(23)
Freight, transportation and distribution	260	244	7	974	872	12
Cost of goods sold	3,636	4,383	(17)	19,608	21,588	(9)
Gross margin	1,768	2,906	(39)	8,474	15,424	(45)
Expenses	1,475	1,247	18	5,729	4,615	24
Net earnings	176	1,118	(84)	1,282	7,687	(83)
Adjusted EBITDA [1]	1,075	2,095	(49)	6,058	12,170	(50)
Diluted net earnings per share	0.35	2.15	(84)	2.53	14.18	(82)
Adjusted net earnings per share [1]	0.37	2.02	(82)	4.44	13.19	(66)
Cash provided by operating activities	4,150	4,736	(12)	5,066	8,110	(38)
Cash used in investing activities	(733)	(1,222)	(40)	(2,958)	(2,901)	2
Cash used for dividends and share repurchases [2]	(262)	(1,465)	(82)	(2,079)	(5,551)	(63)

 1  These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

 2  This is a supplementary financial measure. See the “Other Financial Measures” section.

Net earnings and adjusted EBITDA decreased in the fourth quarter and full year of 2023 compared to the same periods in 2022, mainly due to lower net realized selling prices across all segments and lower Retail earnings. This was partially offset by decreased cost of goods sold from lower natural gas and royalty costs, lower provincial mining taxes, higher sales volumes for Retail crop nutrients and increased Potash and Nitrogen sales volumes. For the full year of 2023, we recorded non-cash impairment of assets of $774 million in aggregate primarily related to Retail – South America goodwill and Nitrogen and Phosphate property, plant and equipment, resulting in lower net earnings. For the full year of 2022, we recorded a non-cash impairment reversal of an aggregate of $780 million related to our Phosphate assets. The decrease in cash provided by operating activities in the fourth quarter and full-year 2023 compared to the same periods in 2022 was primarily due to lower earnings across all segments.

Segment Results

Our discussion of segment results set out on the following pages is a comparison of the results for the three and twelve months ended December 31, 2023 to the results for the three and twelve months ended December 31, 2022, unless otherwise noted.

 Nutrien Ag Solutions (“Retail”)

	Three Months Ended December 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales
Crop nutrients	1,808	2,320	(22)	346	349	(1)	19	15
Crop protection products	960	981	(2)	333	413	(19)	35	42
Seed	202	251	(20)	36	46	(22)	18	18
Merchandise	251	264	(5)	41	41	-	16	16
Nutrien Financial	70	62	13	70	62	13	100	100
Services and other	236	237	-	188	194	(3)	80	82
Nutrien Financial elimination [1]	(25)	(28)	(11)	(25)	(28)	(11)	100	100
	3,502	4,087	(14)	989	1,077	(8)	28	26
Cost of goods sold	2,513	3,010	(17)
Gross margin	989	1,077	(8)
Expenses ²	973	888	10
Earnings before finance costs and taxes (“EBIT”)	16	189	(92)
Depreciation and amortization	201	202	-
EBITDA	217	391	(45)
Adjustments [3]	12	-	n/m
Adjusted EBITDA	229	391	(41)

 1  Represents elimination of the interest and service fees charged by Nutrien Financial to Retail branches.

 2  Includes selling expenses of $841 million (2022 – $836 million).

 3  See Note 2 to the unaudited condensed consolidated financial statements.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Gross Margin			Gross Margin (%)
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022
Sales
Crop nutrients	8,379	10,060	(17)	1,378	1,766	(22)	16	18
Crop protection products	6,750	7,067	(4)	1,553	1,936	(20)	23	27
Seed	2,295	2,112	9	427	428	-	19	20
Merchandise	1,001	1,019	(2)	172	174	(1)	17	17
Nutrien Financial	322	267	21	322	267	21	100	100
Services and other	927	966	(4)	710	749	(5)	77	78
Nutrien Financial elimination	(132)	(141)	(6)	(132)	(141)	(6)	100	100
	19,542	21,350	(8)	4,430	5,179	(14)	23	24
Cost of goods sold	15,112	16,171	(7)
Gross margin	4,430	5,179	(14)
Expenses ¹,²	4,215	3,621	16
EBIT	215	1,558	(86)
Depreciation and amortization	759	752	1
EBITDA	974	2,310	(58)
Adjustments [2]	485	(17)	n/m
Adjusted EBITDA	1,459	2,293	(36)

 1  Includes selling expenses of $3,375 million (2022 – $3,392 million).

 2  Includes non-cash impairment of assets of $465 million (2022 – nil). See Notes 2 and 3 to the unaudited condensed consolidated financial statements.

•

Retail adjusted EBITDA decreased in the fourth quarter of 2023 primarily due to lower gross margin for crop protection products and higher expenses. For the full year, adjusted EBITDA was lower mostly due to lower gross margin for both crop nutrients and crop protection products. Included within expenses for the full year of 2023, we recognized a $465 million non-cash impairment primarily related to goodwill of our South American Retail assets. The impairment was mainly due to the impact of crop input price volatility, more moderate long-term growth assumptions and higher interest rates.

•

Crop nutrients sales and gross margin decreased in the fourth quarter and full year of 2023 due to lower selling prices across all regions compared to the strong comparable periods in 2022. Sales volumes increased for both the fourth quarter and full year as growers returned to more normalized application rates to replenish nutrients in the soil. Full year sales and gross margin of our proprietary nutritional and biostimulant product lines increased compared to 2022 levels as we continued to expand our differentiated product offering and manufacturing capacity.

•

Crop protection products sales and gross margin were lower in the fourth quarter and full year of 2023 primarily due to decreased selling prices compared to the historically strong comparable periods in 2022. This was partially offset by higher fourth quarter sales in North America as growers returned to more normalized buying behaviors. Gross margin in 2023 was also impacted by the selling through of high-cost inventory, which in the fourth quarter was primarily related to South America.

•

Seed sales and gross margin decreased in the fourth quarter of 2023 due to lower soybean sales volumes and competitive market prices in South America. Full-year sales increased primarily due to increased corn sales in the US, while gross margin saw little change compared to the prior year.

•	Nutrien Financial sales increased in the fourth quarter and full year of 2023 due to higher utilization of our financing offerings in the US and Australia compared to the same periods in 2022.

 Potash

	Three Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	372	536	(31)	1,089	959	14	342	560	(39)

Offshore	404	841	(52)	2,214	1,659	33	182	506	(64)

	776	1,377	(44)	3,303	2,618	26	235	526	(55)

Cost of goods sold	349	310	13				106	118	(10)

Gross margin – total	427	1,067	(60)				129	408	(68)

Expenses ¹	82	198	(59)	Depreciation and amortization			36	34	6

EBIT	345	869	(60)	Gross margin excluding depreciation

Depreciation and amortization	118	89	33	and amortization – manufactured [2]			165	442	(63)

EBITDA / Adjusted EBITDA	463	958	(52)	Potash controllable cash cost of

				product manufactured [2]			56	65	(14)

 1  Includes provincial mining taxes of $79 million (2022 – $190 million).

 2  These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

	Twelve Months Ended December 31

(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

North America	1,683	2,485	(32)	4,843	3,729	30	348	667	(48)

Offshore	2,076	5,414	(62)	8,373	8,808	(5)	248	615	(60)

	3,759	7,899	(52)	13,216	12,537	5	284	630	(55)

Cost of goods sold	1,396	1,400	-				105	112	(6)

Gross margin – total	2,363	6,499	(64)				179	518	(65)

Expenses ¹	422	1,173	(64)	Depreciation and amortization			35	35	-

EBIT	1,941	5,326	(64)	Gross margin excluding depreciation

Depreciation and amortization	463	443	5	and amortization – manufactured			214	553	(61)

EBITDA / Adjusted EBITDA	2,404	5,769	(58)	Potash controllable cash cost of

				product manufactured			58	58	-

 1  Includes provincial mining taxes of $398 million (2022 – $1,149 million).

•

Potash adjusted EBITDA declined in the fourth quarter and full year of 2023 due to lower net realized selling prices, which more than offset higher North American sales volumes and lower provincial mining taxes and royalties. We increased granular potash production in the fourth quarter to meet customer demand and reduced our controllable cash cost of product manufactured to $56 per tonne.

•

Sales volumes in North America were higher in the fourth quarter and full year of 2023 due to lower channel inventory and increased grower demand supported by an extended fall application window and improved affordability. Offshore sales volumes were higher in the fourth quarter compared to the same period in the prior year driven by stronger demand in Brazil and China. Full-year offshore sales volumes were lower compared to the record levels in 2022 primarily due to logistical challenges at Canpotex’s West Coast port facilities and reduced shipments to customers in India and Southeast Asia.

•

Net realized selling price decreased in the fourth quarter and full year of 2023 compared to the historically strong periods in 2022, due to a decline in benchmark prices and higher costs related to logistical challenges at Canpotex’s West Coast port facilities.

•	Cost of goods sold per tonne decreased in the fourth quarter and full year of 2023 mainly due to lower royalties. Fourth quarter costs were also lower due to the timing of turnaround activity.

Canpotex Sales by Market

(percentage of sales volumes, except as	Three Months Ended December 31			Twelve Months Ended December 31
otherwise noted)	2023	2022	Change	2023	2022	Change

Latin America	32	28	4	47	34	13

Other Asian markets [1]	28	35	(7)	28	34	(6)

Other markets	10	10	-	11	10	1

China	19	16	3	9	14	(5)

India	11	11	-	5	8	(3)
	100	100		100	100

 1  All Asian markets except China and India.

 Nitrogen

	Three Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	271	689	(61)	651	776	(16)	416	887	(53)

Urea and ESN® [1]	316	510	(38)	739	764	(3)	428	666	(36)

Solutions, nitrates and sulfates	290	389	(25)	1,344	1,056	27	215	368	(42)

	877	1,588	(45)	2,734	2,596	5	321	611	(47)

Cost of goods sold [1]	595	892	(33)				218	343	(36)

Gross margin – manufactured	282	696	(59)				103	268	(62)

Gross margin – other [1,2]	3	3	-	Depreciation and amortization [1]			53	60	(12)

Gross margin – total	285	699	(59)	Gross margin excluding depreciation

Expenses [3,4]	116	13	792	and amortization – manufactured [5]			156	328	(52)

EBIT	169	686	(75)	Ammonia controllable cash cost of

Depreciation and amortization	146	155	(6)	product manufactured [5]			59	57	4

EBITDA	315	841	(63)

Adjustments [4]	76	-	n/m

Adjusted EBITDA	391	841	(54)

1 Certain immaterial 2022 figures have been reclassified.

2 Includes other nitrogen and purchased products and comprises net sales of $79 million (2022 – $204 million) less cost of goods sold of $76 million (2022 – $201 million).

3 Includes (loss) earnings from equity-accounted investees of $(1) million (2022 – $41 million).

4 Includes a non-cash impairment of assets of $76 million (2022 – nil). See Notes 2 and 3 to the unaudited condensed consolidated financial statements.

5 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except	Dollars			Tonnes (thousands)			Average per Tonne
as otherwise noted)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Ammonia	1,144	2,641	(57)	2,436	2,715	(10)	469	973	(52)

Urea and ESN® [1]	1,499	2,134	(30)	3,125	3,014	4	480	708	(32)

Solutions, nitrates and sulfates	1,187	1,829	(35)	4,862	4,551	7	244	402	(39)

	3,830	6,604	(42)	10,423	10,280	1	367	642	(43)

Cost of goods sold [1]	2,435	3,370	(28)				233	327	(29)

Gross margin – manufactured	1,395	3,234	(57)				134	315	(57)

Gross margin – other [1,2]	(16)	47	n/m	Depreciation and amortization			55	54	2

Gross margin – total	1,379	3,281	(58)	Gross margin excluding depreciation

Expenses (income) [3,4]	97	(92)	n/m	and amortization – manufactured			189	369	(49)

EBIT	1,282	3,373	(62)	Ammonia controllable cash cost of

Depreciation and amortization	572	558	3	product manufactured			60	59	2

EBITDA	1,854	3,931	(53)

Adjustments [4]	76	-	n/m

Adjusted EBITDA	1,930	3,931	(51)

1 Certain immaterial 2022 figures have been reclassified.

2 Includes other nitrogen and purchased products and comprises net sales of $377 million (2022 – $929 million) less cost of goods sold of $393 million (2022 – $882 million).

3 Includes earnings from equity-accounted investees of $90 million (2022 – $233 million).

4 Includes a non-cash impairment of assets of $76 million (2022 – nil). See Notes 2 and 3 to the unaudited condensed consolidated financial statements.

•

Nitrogen adjusted EBITDA was lower in the fourth quarter and full year of 2023 due to lower net realized selling prices for all major nitrogen products, which more than offset lower natural gas costs and higher sales volumes. Our fourth quarter ammonia operating rate increased to 91 percent[1] compared to 83 percent in the same period in 2022 primarily due to improved reliability and the absence of major weather-related unplanned outages. We recognized a $76 million non-cash impairment of our Trinidad property, plant and equipment during the fourth quarter due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional gas fields is anticipated to add new supply starting in 2026.

•

Sales volumes were higher in the fourth quarter and full year of 2023 primarily due to higher UAN production and sales, partially offset by lower ammonia availability mainly due to production outages at our plants in Trinidad.

•

Net realized selling price was lower in the fourth quarter and full year of 2023 for all major nitrogen products primarily due to weaker benchmark prices resulting from lower energy prices in key nitrogen producing regions.

•

Cost of goods sold per tonne decreased in the fourth quarter and full year of 2023 due to lower natural gas costs. Ammonia controllable cash cost of product manufactured per tonne increased in 2023 mainly due to the impact of lower ammonia production.

Natural Gas Prices in Cost of Production

	Three Months Ended December 31			Twelve Months Ended December 31

(US dollars per MMBtu, except as otherwise noted)	2023	2022	% Change	2023	2022	% Change

Overall natural gas cost excluding realized derivative impact	3.35	7.49	(55)	3.51	7.82	(55)

Realized derivative impact	(0.05)	(0.05)	-	(0.02)	(0.05)	(60)

Overall natural gas cost	3.30	7.44	(56)	3.49	7.77	(55)

Average NYMEX	2.88	6.26	(54)	2.74	6.64	(59)

Average AECO	1.94	4.11	(53)	2.17	4.28	(49)

•

Natural gas prices in our cost of production decreased in the fourth quarter and full year of 2023 as a result of lower North American natural gas index prices and decreased natural gas costs in Trinidad, where our natural gas prices are linked to ammonia benchmark prices.

1 Excludes Trinidad and Joffre.

 Phosphate

	Three Months Ended December 31
(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	322	274	18	579	391	48	557	700	(20)

Industrial and feed	150	155	(3)	174	140	24	860	1,107	(22)

	472	429	10	753	531	42	627	807	(22)

Cost of goods sold	402	405	(1)				535	762	(30)

Gross margin – manufactured	70	24	192				92	45	104

Gross margin – other [1]	-	(8)	(100)	Depreciation and amortization			108	109	(1)

Gross margin – total	70	16	338	Gross margin excluding depreciation

Expenses	21	46	(54)	and amortization – manufactured [2]			200	154	30

EBIT	49	(30)	n/m

Depreciation and amortization	81	58	40

EBITDA / Adjusted EBITDA	130	28	364
1 Includes other phosphate and purchased products and comprises net sales of $61 million (2022 – $72 million) less cost of goods sold of $61 million (2022 – $80 million).
2 This is a non-GAAP financial measure. See the “Non-GAAP Financial Measures” section.

	Twelve Months Ended December 31
(millions of US dollars, except as otherwise noted)	Dollars			Tonnes (thousands)			Average per Tonne
	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change

Manufactured product

Net sales

Fertilizer	1,085	1,367	(21)	1,912	1,696	13	568	806	(30)

Industrial and feed	645	706	(9)	639	682	(6)	1,010	1,035	(2)

	1,730	2,073	(17)	2,551	2,378	7	678	872	(22)

Cost of goods sold	1,487	1,562	(5)				583	657	(11)

Gross margin – manufactured	243	511	(52)				95	215	(56)

Gross margin – other [1]	(10)	(18)	(44)	Depreciation and amortization			115	79	46

Gross margin – total	233	493	(53)	Gross margin excluding depreciation

Expenses (income) [2]	290	(693)	n/m	and amortization – manufactured			210	294	(29)

EBIT	(57)	1,186	n/m

Depreciation and amortization	294	188	56

EBITDA	237	1,374	(83)

Adjustments [2]	233	(780)	n/m

Adjusted EBITDA	470	594	(21)

1 Includes other phosphate and purchased products and comprises net sales of $263 million (2022 – $304 million) less cost of goods sold of $273 million (2022 – $322 million).

2 Includes non-cash impairment of assets of $233 million (2022 – reversal of non-cash impairment of assets of $780 million). See Notes 2 and 3 to the unaudited condensed consolidated financial statements.

•

Phosphate adjusted EBITDA increased in the fourth quarter of 2023 primarily due to lower sulfur and ammonia input costs, partially offset by lower net realized selling prices. Full-year 2023 adjusted EBITDA was lower compared to the prior year mainly due to lower net realized selling prices for fertilizer products, partially offset by lower ammonia and sulfur input costs. Included in the expenses for the full year of 2023, we recognized a $233 million non-cash impairment of our White Springs property, plant and equipment, while we had non-cash impairment reversals of our Phosphate assets of $780 million for the full year of 2022.

•

Sales volumes increased in the fourth quarter and full year of 2023 mostly due to higher phosphate fertilizer demand, with the full year being partially offset by lower first-half production impacting our industrial and feed sales. Production increased in the fourth quarter and full-year 2023 largely due to improved reliability at our Aurora plant.

•

Net realized selling price decreased in the fourth quarter and full year of 2023 primarily due to lower fertilizer net realized selling prices and lower industrial and feed net realized selling prices which reflect the typical lag in price realizations relative to spot fertilizer prices.

•

Cost of goods sold per tonne decreased in the fourth quarter and full year of 2023 mainly due to lower ammonia and sulfur costs, partially offset by higher depreciation from reversal of non-cash impairment of assets in 2022.

 Corporate and Others

(millions of US dollars, except as otherwise	Three Months Ended December 31			Twelve Months Ended December 31

noted)	2023	2022	% Change	2023	2022	% Change

Selling expense (recovery)	7	5	40	-	(1)	n/m

General and administrative expenses	104	99	5	364	326	12

Share-based compensation (recovery) expense	(7)	(59)	(88)	(14)	63	n/m

Other expenses	161	67	140	348	227	53

EBIT	(265)	(112)	137	(698)	(615)	13

Depreciation and amortization	19	16	19	81	71	14

EBITDA	(246)	(96)	156	(617)	(544)	13

Adjustments [1]	129	(84)	n/m	350	146	140

Adjusted EBITDA	(117)	(180)	(35)	(267)	(398)	(33)
1 See Note 2 to the unaudited condensed consolidated financial statements.

•	General and administrative expenses were higher in the full year of 2023 primarily due to higher staffing costs and higher depreciation and amortization expense.

•

Share-based compensation was a recovery in the fourth quarter and full year of 2023 due to a decrease in the fair value of share-based awards outstanding relative to the comparable periods in 2022. The fair value takes into consideration several factors such as our share price movement, our performance relative to our peer group and return on our invested capital.

•	Other expenses were higher in the fourth quarter and full year of 2023 compared to the same periods in 2022 due to the following:

•	Higher expense for asset retirement obligations and accrued environmental costs related to our non-operating sites due to changes in closure cost estimates.

•

$92 million loss on Blue Chip Swaps through trade transactions to remit cash from Argentina in the second quarter of 2023. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

•	Higher foreign exchange losses primarily from our Retail – South America region.

•	The above expenses were partially offset by an $80 million gain recognized in the first quarter of 2023 from amendments due to design plan changes to our other post-retirement benefit plans.

 Eliminations

•

Eliminations are not part of the Corporate and Others segment. The elimination of gross margin between operating segments was $3 million for the fourth quarter of 2023 compared to a recovery of $47 million in the same period of 2022. For the full year of 2023, there was a recovery of $69 million compared to an elimination of $28 million in the same period in 2022. These variances are due to the timing of release of intersegment inventories held by our Retail segment.

Finance Costs, Income Taxes and Other Comprehensive Income (Loss)

(millions of US dollars, except as otherwise	Three Months Ended December 31			Twelve Months Ended December 31

noted)	2023	2022	% Change	2023	2022	% Change

Finance costs	213	188	13	793	563	41

Income tax (recovery) expense	(96)	353	n/m	670	2,559	(74)

Actual effective tax rate including discrete items (%)	(120)	24	n/m	34	25	9

Other comprehensive income (loss)	97	119	(18)	81	(177)	n/m

•	Finance costs were higher in the fourth quarter and full year of 2023 compared to the same periods in 2022 primarily due to higher interest rates and higher average long-term debt balances.

•

Income tax (recovery) expense was lower in the fourth quarter and full year of 2023 primarily as a result of lower earnings compared to the same periods in 2022. The full year of 2023 expense and effective tax rate reflect a $134 million income tax recovery due to changes to our tax declarations in Switzerland (“Swiss Tax Reform adjustment”) and a $101 million income tax expense due to a change in recognition of deferred tax assets in our Retail – South America region. The 2023 effective tax rates also include the impact of our losses in Retail – South America, wherein we did not recognize a corresponding deferred tax asset as it did not meet the accounting criteria for asset recognition.

•

Other comprehensive income (loss) was primarily driven by changes in the currency translation of our Retail foreign operations primarily due to improvements of Canadian and Australian currencies relative to the US dollar for the fourth quarter and full year of 2023. For the fourth quarter and full year of 2023, we recognized actuarial gains on our defined benefit plans compared to losses on the comparative periods driven by changes in our financial and demographic assumptions and performance of our plan assets.

Forward-Looking Statements

Certain statements and other information included in this document, including within the “Market Outlook and Guidance” section, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) under applicable securities laws (such statements are often accompanied by words such as “anticipate”, “forecast”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “project”, “intend” or other similar words). All statements in this document, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to: Nutrien’s business strategies, plans, prospects and opportunities; Nutrien’s 2024 full-year guidance, including expectations regarding Retail adjusted EBITDA, Potash sales volumes, Nitrogen sales volumes, Phosphate sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures; our projections to generate strong cash from operations; expectations regarding our capital allocation intentions and strategies; our ability to advance strategic initiatives and high value growth investments, including expectations regarding our ability to serve growers, maintain a low-cost position of fertilizer production assets and increase free cash flow; capital spending expectations for 2024 and beyond, including spending related to advancement of proprietary products, network optimization and digital capabilities in Retail, automation in Potash mining, and brownfield expansions in Nitrogen; expectations regarding our ability to generate free cash flow and return capital to our shareholders, including our expectations regarding stable and growing dividends; expectations regarding Retail inventory levels in North America; expectations regarding performance of our operating segments in 2024, including increased fertilizer sales volumes and growth in Retail earnings; our operating segment market outlooks and our expectations for market conditions and fundamentals in 2024 and beyond, and the anticipated supply and demand for our products and services, expected market, industry and growing conditions with respect to crop nutrient application rates, planted acres, grower crop investment, crop mix, including the need to replenish soil nutrient levels, production volumes and expenses, shipments, natural gas costs and availability, consumption, prices, operating rates and the impact of seasonality, import and export volumes, economic sanctions and restrictions, operating rates, inventories, crop development and natural gas curtailments; the expected impacts and timing of new supply from additional gas fields in Trinidad; the resulting outlook of higher expected natural gas costs and lower near-term availability from the new natural gas contract related to our Trinidad property, plant and equipment in our Nitrogen segment; the negotiation of sales contracts; timing and impacts of plant turnarounds; acquisitions and divestitures and the anticipated benefits thereof; and expectations in connection with our ability to deliver long-term returns to shareholders. These forward-looking statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements. As such, undue reliance should not be placed on these forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions referred to below and elsewhere in this document. Although we believe that these assumptions are reasonable, having regard to our experience and our perception of historical trends, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place undue reliance on these assumptions and such forward-looking statements. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty. The additional key assumptions that have been made include, among other things, assumptions with respect to: our ability to successfully implement our business strategies, growth and capital allocation investments and initiatives that we will conduct our operations and achieve results of operations as anticipated; our ability to successfully complete, integrate and realize the anticipated benefits of our already completed and future acquisitions and divestitures, and that we will be able to implement our standards, controls, procedures and policies in respect of any acquired businesses and to realize the expected synergies on the anticipated timeline or at all; that future business, regulatory and industry conditions will be within the parameters expected by us, including with respect to prices, expenses, margins, demand, supply, product availability, shipments, consumption, weather conditions, including the current El Niño weather pattern, supplier agreements, availability, inventory levels, exports, crop development and cost of labor and interest, exchange and effective tax rates; assumptions with respect to global economic conditions and the accuracy of our market outlook expectations for 2024 and in the future; assumptions related to our assessment of recoverable amount estimates of our assets, including in relation to our Retail - South America group of CGUs goodwill and intangible asset impairment and the impairment of our Nitrogen and Phosphate property, plant and equipment; assumptions with respect to the timing and benefits of additional gas fields in Trinidad; assumptions with respect to our intention to complete share repurchases under our normal course issuer bid programs, including Toronto Stock Exchange approval, the funding of such share repurchases, existing and future market conditions, including with respect to the price of our common shares, and compliance with respect to applicable limitations under securities laws and regulations and stock exchange policies and the ability to fund our dividends at the current level; our expectations regarding the impacts, direct and indirect, of certain geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East on, among other things, global supply and demand, including for crop nutrients, energy and commodity prices, global interest rates, supply chains and the global macroeconomic environment, including inflation; the adequacy of our cash generated from operations and our ability to access our credit facilities or capital markets for additional sources of financing; our ability to identify suitable candidates for acquisitions and divestitures and negotiate acceptable terms; our ability to maintain investment grade ratings and achieve our performance targets; and our ability to successfully negotiate sales and other contracts.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general global economic, market and business conditions; failure to achieve expected results of our business strategy, capital allocation initiatives or results of operations; failure to complete announced and future acquisitions or divestitures at all or on the expected terms and within the expected timeline; seasonality; climate change and weather conditions, including the current El Niño weather pattern, including impacts from regional flooding and/or drought conditions; crop planted acreage, yield and prices; the supply and demand and price levels for our products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy (including tariffs, trade restrictions and climate change initiatives), government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof; political risks, including civil unrest, actions by armed groups or conflict and malicious acts including terrorism; the occurrence of a major environmental or safety incident; innovation and cybersecurity risks related to our systems, including our costs of addressing or mitigating such risks; counterparty and sovereign risk; delays in completion of turnarounds at our major facilities or challenges related to our major facilities that are out of our control; interruptions of or constraints in availability of key inputs, including natural gas and sulfur; any significant impairment of the carrying amount of certain assets; the risk that rising interest rates and/or deteriorated business operating results may result in the further impairment of assets or goodwill attributed to certain of our cash generating units; risks related to reputational loss; certain complications that may arise in our mining processes; the ability to attract, engage and retain skilled employees and strikes or other forms of work stoppages; geopolitical conflicts, including the war in Eastern Europe and the conflict in the Middle East, and their potential impact on, among other things, global market conditions and supply and demand, including for crop nutrients, energy and commodity prices, interest rates, supply chains and the global economy generally; our ability to execute on our strategies related to environmental, social and governance matters, and achieve related expectations, targets and commitments; and other risk factors detailed from time to time in Nutrien reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

The purpose of our Retail adjusted EBITDA, sales volumes, depreciation and amortization, finance costs, effective tax rate on adjusted earnings and capital expenditures guidance ranges are to assist readers in understanding our expected and targeted financial results, and this information may not be appropriate for other purposes.

The forward-looking statements in this document are made as of the date hereof and Nutrien disclaims any intention or obligation to update or revise any forward-looking statements in this document as a result of new information or future events, except as may be required under applicable Canadian securities legislation or applicable US federal securities laws.

Terms and Definitions

For the definitions of certain financial and non-financial terms used in this document, as well as a list of abbreviated company names and sources, see the “Terms & Definitions” section of our 2022 Annual Report. All references to per share amounts pertain to diluted net earnings (loss) per share, “n/m” indicates information that is not meaningful, and all financial amounts are stated in millions of US dollars, unless otherwise noted.

About Nutrien

Nutrien is a leading provider of crop inputs and services, helping to safely and sustainably feed a growing world. We operate a world-class network of production, distribution and ag retail facilities that positions us to efficiently serve the needs of growers. We focus on creating long-term value by prioritizing investments that strengthen the advantages of our integrated business and by maintaining access to the resources and the relationships with stakeholders needed to achieve our goals.

For Further Information:

Investor Relations:

Jeff Holzman

Vice President, Investor Relations

(306) 933-8545

Investors@nutrien.com

Media Relations:

Megan Fielding

Vice President, Brand & Culture Communications

(403) 797-3015

More information about Nutrien can be found at www.nutrien.com.

Selected financial data for download can be found in our data tool at www.nutrien.com/investors/interactive-datatool

Such data is not incorporated by reference herein.

Nutrien will host a Conference Call on Thursday, February 22, 2024 at 10:00 a.m. Eastern Time.

Telephone conference dial-in numbers:

•	From Canada and the US 1-888-886-7786
•	International 1-416-764-8658
•	No access code required. Please dial in 15 minutes prior to ensure you are placed on the call in a timely manner.

Live Audio Webcast: Visit https://www.nutrien.com/investors/events/2023-q4-earnings-conference-call

Appendix A – Selected Additional Financial Data

Selected Retail Measures	Three Months Ended December 31		Twelve Months Ended December 31
	2023	2022	2023	2022

Proprietary products gross margin (millions of US dollars)

Crop nutrients	44	55	391	370

Crop protection products	27	58	461	675

Seed	(3)	(7)	168	166

Merchandise	3	5	11	12
All products	71	111	1,031	1,223

Proprietary products margin as a percentage of product line margin (%)

Crop nutrients	12	16	28	21

Crop protection products	10	14	30	35

Seed	(9)	(7)	39	39

Merchandise	6	11	6	7
All products	8	11	23	24

Crop nutrients sales volumes (tonnes – thousands)

North America	2,073	1,819	8,985	8,106

International	790	675	3,647	3,407

Total	2,863	2,494	12,632	11,513

Crop nutrients selling price per tonne

North America	620	942	697	916

International	661	896	581	774

Total	631	930	663	874

Crop nutrients gross margin per tonne

North America	118	151	127	182

International	127	108	65	86

Total	120	139	109	153

Financial performance measures			2023	2022

Retail adjusted EBITDA margin (%) [1,2]			7	11

Retail adjusted EBITDA per US selling location (thousands of US dollars) [1,2,3]			1,394	1,923

Retail adjusted average working capital to sales (%) [1,4]			19	17

Retail adjusted average working capital to sales excluding Nutrien Financial (%) [1,4]			1	2

Nutrien Financial adjusted net interest margin (%) [1,4]			5.2	6.8

Retail cash operating coverage ratio (%) [1,4]			68	55
1 Rolling four quarters ended December 31, 2023 and 2022.
2 These are supplementary financial measures. See the “Other Financial Measures” section.
3 Excluding acquisitions.
4 These are non-GAAP financial measures. See the “Non-GAAP Financial Measures” section.

Nutrien Financial	As at December 31, 2023							As at December 31, 2022

(millions of US dollars)	Current	<31 Days Past Due	31–90 Days Past Due	>90 Days Past Due	Gross Receivables	Allowance [1]	Net Receivables	Net Receivables

North America	1,736	327	89	94	2,246	(40)	2,206	2,007

International	560	56	22	59	697	(10)	687	662

Nutrien Financial receivables	2,296	383	111	153	2,943	(50)	2,893	2,669
1 Bad debt expense on the above receivables for the twelve months ended December 31, 2023 was $35 million (2022 – $10 million) in the Retail segment.

Selected Nitrogen Measures	Three Months Ended December 31		Twelve Months Ended December 31
	2023	2022	2023	2022

Sales volumes (tonnes – thousands)

Fertilizer [1]	1,648	1,467	6,067	5,628

Industrial and feed	1,086	1,129	4,356	4,652

Net sales (millions of US dollars)

Fertilizer [1]	533	901	2,450	3,726

Industrial and feed	344	687	1,380	2,878

Net selling price per tonne

Fertilizer [1]	323	614	404	662

Industrial and feed	317	608	317	619
1 Certain immaterial 2022 figures have been reclassified.

Production Measures	Three Months Ended December 31		Twelve Months Ended December 31
	2023	2022	2023	2022
Potash production (Product tonnes – thousands)	3,386	2,941	12,998	13,007
Potash shutdown weeks [1]	-	3	5	18
Ammonia production – total [2]	1,362	1,400	5,357	5,759
Ammonia production – adjusted [2,3]	1,022	920	3,902	3,935
Ammonia operating rate (%) [3]	91	83	88	90
P2O5 production (P2O5 tonnes – thousands)	380	288	1,406	1,351
P2O5 operating rate (%)	89	67	83	79

1  Represents weeks of full production shutdown, including inventory adjustments and unplanned events, excluding the impact of any periods of reduced operating rates, planned routine annual maintenance shutdowns and announced workforce reductions.

2 All figures are provided on a gross production basis in thousands of product tonnes.
3 Excludes Trinidad and Joffre.

Appendix B – Non-GAAP Financial Measures

We use both International Financial Reporting Standards (“IFRS”) measures and certain non-GAAP financial measures to assess performance. Non-GAAP financial measures are financial measures disclosed by the Company that (a) depict historical or expected future financial performance, financial position or cash flow of the Company, (b) with respect to their composition, exclude amounts that are included in, or include amounts that are excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the Company, (c) are not disclosed in the financial statements of the Company and (d) are not a ratio, fraction, percentage or similar representation. Non-GAAP ratios are financial measures disclosed by the Company that are in the form of a ratio, fraction, percentage or similar representation that has a non-GAAP financial measure as one or more of its components, and that are not disclosed in the financial statements of the Company.

These non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS and, therefore, are unlikely to be comparable to similar financial measures presented by other companies. Management believes these non-GAAP financial measures and non-GAAP ratios provide transparent and useful supplemental information to help investors evaluate our financial performance, financial condition and liquidity using the same measures as management. These non-GAAP financial measures and non-GAAP ratios should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with IFRS.

The following section outlines our non-GAAP financial measures and non-GAAP ratios, their compositions, and why management uses each measure. It also includes reconciliations to the most directly comparable IFRS measures. Except as otherwise described herein, our non-GAAP financial measures and non-GAAP ratios are calculated on a consistent basis from period to period and are adjusted for specific items in each period, as applicable. As additional non-recurring or unusual items arise in the future, we generally exclude these items in our calculations.

Adjusted EBITDA (Consolidated)

Most directly comparable IFRS financial measure: Net earnings (loss).

Definition: Adjusted EBITDA is calculated as net earnings (loss) before finance costs, income taxes, depreciation and amortization, share-based compensation and certain foreign exchange gain/loss (net of related derivatives). We also adjust this measure for the following other income and expenses that are excluded when management evaluates the performance of our day-to-day operations: integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses, gain or loss on disposal of certain businesses and investments, asset retirement obligations (“ARO”) and accrued environmental costs (“ERL”) related to our non-operating sites, and loss on remitting cash from certain foreign jurisdictions (e.g., Blue Chip Swaps). In 2023, we amended our calculation of adjusted EBITDA to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites and the loss on remitting cash from certain foreign jurisdictions. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods.

Why we use the measure and why it is useful to investors: It is not impacted by long-term investment and financing decisions, but rather focuses on the performance of our day-to-day operations. It provides a measure of our ability to service debt and to meet other payment obligations and as a component of employee remuneration calculations.

	Three Months Ended December 31		Twelve Months Ended December 31
(millions of US dollars)	2023	2022	2023	2022

Net earnings	176	1,118	1,282	7,687

Finance costs	213	188	793	563

Income tax (recovery) expense	(96)	353	670	2,559

Depreciation and amortization	565	520	2,169	2,012

EBITDA [1]	858	2,179	4,914	12,821

Adjustments:
Integration and restructuring related costs	20	11	49	46
Share-based compensation (recovery) expense	(7)	(59)	(14)	63
Impairment (reversal of impairment) of assets	76	-	774	(780)
ARO/ERL expense for non-operating sites	142	-	152	-
Foreign exchange (gain) loss, net of related derivatives	(14)	(36)	91	31
Loss on Blue Chip Swaps	-	-	92	-
Gain on disposal of investment	-	-	-	(19)
COVID-19 related expenses ²	-	-	-	8
Adjusted EBITDA	1,075	2,095	6,058	12,170

1 EBITDA is calculated as net earnings before finance costs, income taxes, and depreciation and amortization.

2 COVID-19 related expenses primarily consist of increased cleaning and sanitization costs, the purchase of personal protective equipment, discretionary supplemental employee costs, and costs related to construction delays from access limitations and other government restrictions.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Most directly comparable IFRS financial measure: Net earnings (loss) and diluted net earnings (loss) per share.

Definition: Adjusted net earnings and related per share information are calculated as net earnings (loss) before share-based compensation and certain foreign exchange gain/loss (net of related derivatives), net of tax. We also adjust this measure for the following other income and expenses (net of tax) that are excluded when management evaluates the performance of our day-to-day operations: certain integration and restructuring related costs, impairment or reversal of impairment of assets, COVID-19 related expenses (including those recorded under finance costs), gain or loss on disposal of certain businesses and investments, gain or loss on early extinguishment of debt or on settlement of derivatives due to discontinuance of hedge accounting, asset retirement obligations and accrued environmental costs related to our non-operating sites, loss on remitting cash from certain foreign jurisdictions (e.g., Blue Chip Swaps), change in recognition of tax losses and deductible temporary differences related to impairments and certain changes to tax declarations in Switzerland (“Swiss Tax Reform adjustment”) resulting in an income tax recovery from the recognition of a deferred tax asset. In 2023, we amended our calculation of adjusted net earnings and adjusted net earnings per share to adjust for the asset retirement obligations and accrued environmental costs related to our non-operating sites, the loss on remitting cash from certain foreign jurisdictions, the change in recognition of Retail – South America tax losses and deductible temporary differences and the Swiss Tax Reform adjustment. We do not consider these to be part of our day-to-day operations. There were no similar income and expense in the comparative periods. We generally apply the annual forecasted effective tax rate to our adjustments during the year, and at year-end, we apply the actual effective tax rate. Prior to December 31, 2023, we applied a specific tax rate for material adjustments. Effective December 31, 2023, we applied a tax rate specific to each adjustment.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations and is used as a component of employee remuneration calculations.

	Three Months Ended December 31, 2023			Twelve Months Ended December 31, 2023
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		172	0.35		1,258	2.53
Adjustments:
Share-based compensation recovery	(7)	(5)	(0.01)	(14)	(11)	(0.02)
Foreign exchange (gain) loss, net of related derivatives	(14)	(16)	(0.03)	91	83	0.17
Integration and restructuring related costs	20	16	0.03	49	40	0.08
Impairment of assets	76	49	0.10	774	702	1.42
ARO/ERL expense for non-operating sites	142	102	0.20	152	110	0.22
Loss on Blue Chip Swaps	-	-	-	92	92	0.18
Swiss Tax Reform adjustment	(134)	(134)	(0.27)	(134)	(134)	(0.27)
Change in recognition of deferred tax assets	-	-	-	66	66	0.13
Adjusted net earnings		184	0.37		2,206	4.44

	Three Months Ended December 31, 2022			Twelve Months Ended December 31, 2022
(millions of US dollars, except as otherwise noted)	Increases (Decreases)	Post-Tax	Per Diluted Share	Increases (Decreases)	Post-Tax	Per Diluted Share

Net earnings attributable to equity holders of Nutrien		1,112	2.15		7,660	14.18
Adjustments:
Share-based compensation (recovery) expense	(59)	(45)	(0.09)	63	47	0.10
Foreign exchange (gain) loss, net of related derivatives	(36)	(27)	(0.05)	31	23	0.05
Integration and restructuring related costs	11	8	0.01	46	35	0.06
Reversal of impairment of assets	-	-	-	(780)	(619)	(1.15)
COVID-19 related expenses	-	-	-	8	6	0.01
Gain on disposal of investment	-	-	-	(19)	(14)	(0.03)
Gain on settlement of discontinued hedge accounting derivative	-	-	-	(18)	(14)	(0.03)
Adjusted net earnings		1,048	2.02		7,124	13.19

Gross Margin Excluding Depreciation and Amortization Per Tonne – Manufactured

Most directly comparable IFRS financial measure: Gross margin.

Definition: Gross margin per tonne less depreciation and amortization per tonne for manufactured products. Reconciliations are provided in the “Segment Results” section.

Why we use the measure and why it is useful to investors: Focuses on the performance of our day-to-day operations, which excludes the effects of items that primarily reflect the impact of long-term investment and financing decisions.

Potash Controllable Cash Cost of Product Manufactured (“COPM”) Per Tonne

Most directly comparable IFRS financial measure: Cost of goods sold (“COGS”) for the Potash segment.

Definition: Total Potash COGS excluding depreciation and amortization expense included in COPM, royalties, natural gas costs and carbon taxes, change in inventory, and other adjustments, divided by potash production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Potash controllable cash COPM excludes the effects of production from other periods and the impacts of our long-term investment decisions, supporting a focus on the performance of our day-to-day operations. Potash controllable cash COPM also excludes royalties and natural gas costs and carbon taxes, which management does not consider controllable, as they are primarily driven by regulatory and market conditions.

	Three Months Ended December 31		Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022

Total COGS – Potash	349	310	1,396	1,400

Change in inventory	7	38	(40)	58

Other adjustments [1]	(7)	(12)	(26)	(41)

COPM	349	336	1,330	1,417

Depreciation and amortization in COPM	(124)	(89)	(427)	(406)

Royalties in COPM	(23)	(40)	(100)	(190)

Natural gas costs and carbon taxes in COPM	(12)	(17)	(46)	(62)

Controllable cash COPM	190	190	757	759

Production tonnes (tonnes – thousands)	3,386	2,941	12,998	13,007

Potash controllable cash COPM per tonne	56	65	58	58
1 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.

Ammonia Controllable Cash COPM Per Tonne

Most directly comparable IFRS financial measure: Total manufactured COGS for the Nitrogen segment.

Definition: Total Nitrogen COGS excluding depreciation and amortization expense included in COGS, cash COGS for products other than ammonia, other adjustments, and natural gas and steam costs, divided by net ammonia production tonnes.

Why we use the measure and why it is useful to investors: To assess operational performance. Ammonia controllable cash COPM excludes the effects of production from other periods, the costs of natural gas and steam, and long-term investment decisions, supporting a focus on the performance of our day-to-day operations.

	Three Months Ended December 31		Twelve Months Ended December 31

(millions of US dollars, except as otherwise noted)	2023	2022	2023	2022

Total Manufactured COGS – Nitrogen [1]	595	892	2,435	3,370

Total Other COGS – Nitrogen [1]	76	201	393	882

Total COGS – Nitrogen	671	1,093	2,828	4,252

Depreciation and amortization in COGS	(123)	(131)	(474)	(465)

Cash COGS for products other than ammonia	(367)	(648)	(1,693)	(2,560)

Ammonia

Total cash COGS before other adjustments	181	314	661	1,227

Other adjustments [2]	(76)	(65)	(222)	(210)

Total cash COPM	105	249	439	1,017

Natural gas and steam costs in COPM	(73)	(212)	(304)	(855)

Controllable cash COPM	32	37	135	162

Production tonnes (net tonnes [3] – thousands)	564	655	2,276	2,754

Ammonia controllable cash COPM per tonne	59	57	60	59
1 Certain immaterial 2022 figures have been reclassified.
2 Other adjustments include unallocated production overhead that is recognized as part of cost of goods sold but is not included in the measurement of inventory and changes in inventory balances.
3 Ammonia tonnes available for sale, as not upgraded to other nitrogen products.

Retail Adjusted Average Working Capital to Sales and Retail Adjusted Average Working

Capital to Sales Excluding Nutrien Financial

Definition: Retail adjusted average working capital divided by Retail adjusted sales for the last four rolling quarters. We exclude in our calculations the sales and working capital of certain acquisitions during the first year following the acquisition. We also look at this metric excluding Nutrien Financial revenue and working capital.

Why we use the measure and why it is useful to investors: To evaluate operational efficiency. A lower or higher percentage represents increased or decreased efficiency, respectively. The metric excluding Nutrien Financial shows the impact that the working capital of Nutrien Financial has on the ratio.

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Average/Total

Current assets	13,000	11,983	10,398	10,498

Current liabilities	(8,980)	(8,246)	(5,228)	(8,210)

Working capital	4,020	3,737	5,170	2,288	3,804

Working capital from certain recent acquisitions	-	-	-	-

Adjusted working capital	4,020	3,737	5,170	2,288	3,804

Nutrien Financial working capital	(2,283)	(4,716)	(4,353)	(2,893)

Adjusted working capital excluding Nutrien Financial	1,737	(979)	817	(605)	243

Sales	3,422	9,128	3,490	3,502

Sales from certain recent acquisitions	-	-	-	-

Adjusted sales	3,422	9,128	3,490	3,502	19,542

Nutrien Financial revenue	(57)	(122)	(73)	(70)

Adjusted sales excluding Nutrien Financial	3,365	9,006	3,417	3,432	19,220

Adjusted average working capital to sales (%)					19

Adjusted average working capital to sales excluding Nutrien Financial (%)					1

	Rolling four quarters ended December 31, 2022

(millions of US dollars, except as otherwise noted)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Average/Total

Current assets	12,392	12,487	11,262	11,668

Current liabilities	(9,223)	(9,177)	(5,889)	(8,708)

Working capital	3,169	3,310	5,373	2,960	3,703

Working capital from certain recent acquisitions	-	-	-	-

Adjusted working capital	3,169	3,310	5,373	2,960	3,703

Nutrien Financial working capital	(2,274)	(4,404)	(3,898)	(2,669)

Adjusted working capital excluding Nutrien Financial	895	(1,094)	1,475	291	392

Sales	3,861	9,422	3,980	4,087

Sales from certain recent acquisitions	-	-	-	-

Adjusted sales	3,861	9,422	3,980	4,087	21,350

Nutrien Financial revenue	(49)	(91)	(65)	(62)

Adjusted sales excluding Nutrien Financial	3,812	9,331	3,915	4,025	21,083

Adjusted average working capital to sales (%)					17

Adjusted average working capital to sales excluding Nutrien Financial (%)					2

Nutrien Financial Adjusted Net Interest Margin

Definition: Nutrien Financial revenue less deemed interest expense divided by average Nutrien Financial net receivables outstanding for the last four rolling quarters.

Why we use the measure and why it is useful to investors: Used by credit rating agencies and others to evaluate the financial performance of Nutrien Financial.

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total/Average

Nutrien Financial revenue	57	122	73	70

Deemed interest expense [1]	(20)	(39)	(41)	(36)

Net interest	37	83	32	34	186

Average Nutrien Financial net receivables	2,283	4,716	4,353	2,893	3,561

Nutrien Financial adjusted net interest margin (%)					5.2

	Rolling four quarters ended December 31, 2022

(millions of US dollars, except as otherwise noted)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Total/Average

Nutrien Financial revenue	49	91	65	62

Deemed interest expense [1]	(6)	(12)	(12)	(11)

Net interest	43	79	53	51	226

Average Nutrien Financial net receivables	2,274	4,404	3,898	2,669	3,311

Nutrien Financial adjusted net interest margin (%)					6.8
1 Average borrowing rate applied to the notional debt required to fund the portfolio of receivables from customers monitored and serviced by Nutrien Financial.

Retail Cash Operating Coverage Ratio

Definition: Retail selling, general and administrative, and other expenses (income), excluding depreciation and amortization expense, divided by Retail gross margin excluding depreciation and amortization expense in cost of goods sold, for the last four rolling quarters.

Why we use the measure and why it is useful to investors: To understand the costs and underlying economics of our Retail operations and to assess our Retail operating performance and ability to generate free cash flow.

	Rolling four quarters ended December 31, 2023

(millions of US dollars, except as otherwise noted)	Q1 2023	Q2 2023	Q3 2023	Q4 2023	Total

Selling expenses	765	971	798	841	3,375

General and administrative expenses	50	55	57	55	217

Other expenses	15	29	37	77	158

Operating expenses	830	1,055	892	973	3,750

Depreciation and amortization in operating expenses	(179)	(185)	(186)	(199)	(749)

Operating expenses excluding depreciation and amortization	651	870	706	774	3,001

Gross margin	615	1,931	895	989	4,430

Depreciation and amortization in cost of goods sold	2	3	3	2	10

Gross margin excluding depreciation and amortization	617	1,934	898	991	4,440

Cash operating coverage ratio (%)					68

	Rolling four quarters ended December 31, 2022

(millions of US dollars, except as otherwise noted)	Q1 2022	Q2 2022	Q3 2022	Q4 2022	Total

Selling expenses	722	1,013	821	836	3,392

General and administrative expenses	45	54	50	51	200

Other expenses (income)	(12)	21	19	1	29

Operating expenses	755	1,088	890	888	3,621

Depreciation and amortization in operating expenses	(167)	(171)	(204)	(198)	(740)

Operating expenses excluding depreciation and amortization	588	917	686	690	2,881

Gross margin	845	2,340	917	1,077	5,179

Depreciation and amortization in cost of goods sold	2	4	2	4	12

Gross margin excluding depreciation and amortization	847	2,344	919	1,081	5,191

Cash operating coverage ratio (%)					55

Appendix C – Other Financial Measures

Supplementary Financial Measures

Supplementary financial measures are financial measures disclosed by the Company that (a) are, or are intended to be, disclosed on a periodic basis to depict the historical or expected future financial performance, financial position or cash flow of the Company, (b) are not disclosed in the financial statements of the Company, (c) are not non-GAAP financial measures, and (d) are not non-GAAP ratios.

The following section provides an explanation of the composition of those supplementary financial measures if not previously provided.

Retail adjusted EBITDA margin: Retail adjusted EBITDA divided by Retail sales for the last four rolling quarters.

Sustaining capital expenditures: Represents capital expenditures that are required to sustain operations at existing levels and include major repairs and maintenance and plant turnarounds.

Investing capital expenditures: Represents capital expenditures related to significant expansions of current operations or to create cost savings (synergies). Investing capital expenditures excludes capital outlays for business acquisitions and equity-accounted investees.

Mine development and pre-stripping capital expenditures: Represents capital expenditures that are required for activities to open new areas underground and/or develop a mine or ore body to allow for future production mining and activities required to prepare and/or access the ore, i.e., removal of an overburden that allows access to the ore.

Retail adjusted EBITDA per US selling location: Calculated as total Retail US adjusted EBITDA for the last four rolling quarters, representing the organic EBITDA component, which excludes acquisitions in those quarters, divided by the number of US locations that have generated sales in the last four rolling quarters, adjusted for acquired locations in those quarters.

Cash used for dividends and share repurchases (shareholder returns): Calculated as dividends paid to Nutrien’s shareholders plus repurchase of common shares as reflected in the unaudited condensed consolidated statements of cash flows. This measure is useful as it represents return of capital to shareholders.

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Earnings

		Three Months Ended December 31		Twelve Months Ended December 31

	Note	2023	2022	2023	2022

SALES	2	5,664	7,533	29,056	37,884

Freight, transportation and distribution		260	244	974	872

Cost of goods sold		3,636	4,383	19,608	21,588

GROSS MARGIN		1,768	2,906	8,474	15,424

Selling expenses		849	844	3,397	3,414

General and administrative expenses		173	162	626	565

Provincial mining taxes		79	190	398	1,149

Share-based compensation (recovery) expense		(7)	(59)	(14)	63

Impairment (reversal of impairment) of assets	3	76	-	774	(780)

Other expenses	4	305	110	548	204

EARNINGS BEFORE FINANCE COSTS AND INCOME TAXES		293	1,659	2,745	10,809

Finance costs		213	188	793	563

EARNINGS BEFORE INCOME TAXES		80	1,471	1,952	10,246

Income tax (recovery) expense	5	(96)	353	670	2,559

NET EARNINGS		176	1,118	1,282	7,687

Attributable to

Equity holders of Nutrien		172	1,112	1,258	7,660

Non-controlling interest		4	6	24	27

NET EARNINGS		176	1,118	1,282	7,687

NET EARNINGS PER SHARE ATTRIBUTABLE TO EQUITY HOLDERS OF NUTRIEN (“EPS”)

Basic		0.35	2.15	2.53	14.22

Diluted		0.35	2.15	2.53	14.18

Weighted average shares outstanding for basic EPS		494,545,000	516,810,000	496,381,000	538,475,000

Weighted average shares outstanding for diluted EPS		494,878,000	517,964,000	496,994,000	540,010,000
Condensed Consolidated Statements of Comprehensive Income
		Three Months Ended December 31		Twelve Months Ended December 31

(Net of related income taxes)		2023	2022	2023	2022

NET EARNINGS		176	1,118	1,282	7,687

Other comprehensive income (loss)

Items that will not be reclassified to net earnings:

Net actuarial (loss) gain on defined benefit plans		(14)	22	(17)	83

Net fair value (loss) gain on investments		(1)	17	4	(44)

Items that have been or may be subsequently reclassified to net earnings:

Gain (loss) on currency translation of foreign operations		103	73	89	(199)

Other		9	7	5	(17)

OTHER COMPREHENSIVE INCOME (LOSS)		97	119	81	(177)

COMPREHENSIVE INCOME		273	1,237	1,363	7,510

Attributable to

Equity holders of Nutrien		268	1,230	1,338	7,484

Non-controlling interest		5	7	25	26

COMPREHENSIVE INCOME		273	1,237	1,363	7,510

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Cash Flows

		Three Months Ended December 31		Twelve Months Ended December 31

	Note	2023	2022	2023	2022

			Note 1		Note 1
OPERATING ACTIVITIES

Net earnings		176	1,118	1,282	7,687

Adjustments for:

Depreciation and amortization		565	520	2,169	2,012

Share-based compensation (recovery) expense		(7)	(59)	(14)	63

Impairment (reversal of impairment) of assets	3	76	-	774	(780)

(Recovery of) provision for deferred income tax		(169)	30	7	182

Net distributed (undistributed) earnings of equity-accounted investees		5	(42)	117	(181)

Gain on amendments to other post-retirement pension plans		-	-	(80)	-

Loss on Blue Chip Swaps	4	-	-	92	-

Long-term income tax receivables and payables		24	72	(65)	273

Other long-term assets, liabilities and miscellaneous		153	(29)	277	2

Cash from operations before working capital changes		823	1,610	4,559	9,258

Changes in non-cash operating working capital:

Receivables		2,370	2,683	879	(919)

Inventories and prepaid expenses and other current assets		(1,990)	(1,841)	1,376	(1,167)

Payables and accrued charges		2,947	2,284	(1,748)	938

CASH PROVIDED BY OPERATING ACTIVITIES		4,150	4,736	5,066	8,110

INVESTING ACTIVITIES

Capital expenditures [1]		(781)	(986)	(2,671)	(2,475)

Business acquisitions, net of cash acquired		(37)	(329)	(153)	(407)

Proceeds from sales of Blue Chip Swaps, net of purchases	4	-	-	(92)	-

Net changes in non-cash working capital		46	33	(22)	(44)

Other		39	60	(20)	25

CASH USED IN INVESTING ACTIVITIES		(733)	(1,222)	(2,958)	(2,901)

FINANCING ACTIVITIES

(Repayment of) proceeds from short-term debt, net		(2,671)	(2,338)	(458)	529

Proceeds from long-term debt		-	1,004	1,500	1,045

Repayment of long-term debt		(13)	(511)	(648)	(561)

Repayment of principal portion of lease liabilities		(97)	(85)	(375)	(341)

Dividends paid to Nutrien’s shareholders	6	(262)	(251)	(1,032)	(1,031)

Repurchase of common shares	6	-	(1,214)	(1,047)	(4,520)

Issuance of common shares		1	-	33	168

Other		-	(17)	(34)	(20)

CASH USED IN FINANCING ACTIVITIES		(3,042)	(3,412)	(2,061)	(4,731)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS		12	(24)	(7)	(76)

INCREASE IN CASH AND CASH EQUIVALENTS		387	78	40	402

CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD		554	823	901	499

CASH AND CASH EQUIVALENTS – END OF PERIOD		941	901	941	901

Cash and cash equivalents is composed of:

Cash		909	775	909	775

Short-term investments		32	126	32	126

		941	901	941	901

SUPPLEMENTAL CASH FLOWS INFORMATION

Interest paid		267	202	729	482

Income taxes paid		42	379	1,764	1,882

Total cash outflow for leases		128	120	501	459

1 Includes additions to property, plant and equipment, and intangible assets for the three months ended December 31, 2023 of $731 and $50 (2022 – $919 and $67), respectively, and for the twelve months ended December 31, 2023 of $2,465 and $206 (2022 – $2,253 and $222), respectively.

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Statements of Changes in Shareholders’ Equity

				Accumulated Other Comprehensive (Loss) Income (“AOCI”)

	Number of Common Shares	Share Capital	Contributed Surplus	(Loss) Gain on Currency Translation of Foreign Operations	Other	Total AOCI	Retained Earnings	Equity Holders of Nutrien	Non- Controlling Interest	Total Equity

BALANCE – DECEMBER 31, 2021	557,492,516	15,457	149	(176)	30	(146)	8,192	23,652	47	23,699

Net earnings	-	-	-	-	-	-	7,660	7,660	27	7,687

Other comprehensive (loss) income	-	-	-	(198)	22	(176)	-	(176)	(1)	(177)

Shares repurchased	(53,312,559)	(1,487)	(22)	-	-	-	(2,987)	(4,496)	-	(4,496)

Dividends declared	-	-	-	-	-	-	(1,019)	(1,019)	-	(1,019)

Non-controlling interest transactions	-	-	-	-	-	-	(1)	(1)	(28)	(29)

Effect of share-based compensation including issuance of common shares	3,066,148	202	(18)	-	-	-	-	184	-	184

Transfer of net loss on cash flow hedges	-	-	-	-	14	14	-	14	-	14

Transfer of net actuarial gain on defined benefit plans	-	-	-	-	(83)	(83)	83	-	-	-

BALANCE – DECEMBER 31, 2022	507,246,105	14,172	109	(374)	(17)	(391)	11,928	25,818	45	25,863

Net earnings	-	-	-	-	-	-	1,258	1,258	24	1,282

Other comprehensive income (loss)	-	-	-	88	(8)	80	-	80	1	81

Shares repurchased	(13,378,189)	(374)	(26)	-	-	-	(600)	(1,000)	-	(1,000)

Dividends declared	-	-	-	-	-	-	(1,050)	(1,050)	-	(1,050)

Non-controlling interest transactions	-	-	-	-	-	-	(2)	(2)	(25)	(27)

Effect of share-based compensation including issuance of common shares	683,814	40	-	-	-	-	-	40	-	40

Transfer of net gain on sale of investment	-	-	-	-	(14)	(14)	14	-	-	-

Transfer of net loss on cash flow hedges	-	-	-	-	12	12	-	12	-	12

Transfer of net actuarial loss on defined benefit plans	-	-	-	-	17	17	(17)	-	-	-

BALANCE – DECEMBER 31, 2023	494,551,730	13,838	83	(286)	(10)	(296)	11,531	25,156	45	25,201

(See Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Condensed Consolidated Balance Sheets

		December 31	December 31

As at	Note	2023	2022

ASSETS

Current assets

Cash and cash equivalents		941	901

Receivables		5,398	6,194

Inventories		6,336	7,632

Prepaid expenses and other current assets		1,495	1,615

		14,170	16,342

Non-current assets

Property, plant and equipment		22,461	21,767

Goodwill		12,114	12,368

Intangible assets		2,217	2,297

Investments		736	843

Other assets		1,051	969

TOTAL ASSETS		52,749	54,586

LIABILITIES

Current liabilities

Short-term debt		1,815	2,142

Current portion of long-term debt		512	542

Current portion of lease liabilities		327	305

Payables and accrued charges		9,467	11,291

		12,121	14,280

Non-current liabilities

Long-term debt		8,913	8,040

Lease liabilities		999	899

Deferred income tax liabilities		3,574	3,547

Pension and other post-retirement benefit liabilities		252	319

Asset retirement obligations and accrued environmental costs		1,489	1,403

Other non-current liabilities		200	235

TOTAL LIABILITIES		27,548	28,723

SHAREHOLDERS’ EQUITY

Share capital	6	13,838	14,172

Contributed surplus		83	109

Accumulated other comprehensive loss		(296)	(391)

Retained earnings		11,531	11,928

Equity holders of Nutrien		25,156	25,818

Non-controlling interest		45	45

TOTAL SHAREHOLDERS’ EQUITY		25,201	25,863

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		52,749	54,586

(See	Notes to the Condensed Consolidated Financial Statements)

Unaudited	In millions of US dollars except as otherwise noted

Notes to the Condensed Consolidated Financial Statements

As at and for the Three and Twelve Months Ended December 31, 2023

NOTE 1 BASIS OF PRESENTATION

Nutrien Ltd. (collectively with its subsidiaries, “Nutrien”, “we”, “us”, “our” or “the Company”) is the world’s largest provider of crop inputs and services. Nutrien plays a critical role in helping growers around the globe increase food production in a sustainable manner.

These unaudited interim condensed consolidated financial statements (“interim financial statements”) are based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board and have been prepared in accordance with IAS 34, “Interim Financial Reporting”. The accounting policies and methods of computation used in preparing these interim financial statements are materially consistent with those used in the preparation of our 2022 annual consolidated financial statements. These interim financial statements include the accounts of Nutrien and its subsidiaries; however, they do not include all disclosures normally provided in annual consolidated financial statements and should be read in conjunction with our 2022 annual consolidated financial statements.

Certain immaterial 2022 figures have been reclassified in the condensed consolidated statements of cash flows. Interim results are not necessarily indicative of the results expected for any other interim period or the fiscal year.

In management’s opinion, the interim financial statements include all adjustments necessary to fairly present such information in all material respects.

These interim financial statements were authorized by the Audit Committee of the Board of Directors for issue on February 21, 2024.

NOTE 2  SEGMENT INFORMATION

The Company has four reportable operating segments: Nutrien Ag Solutions (“Retail”), Potash, Nitrogen and Phosphate. The Retail segment distributes crop nutrients, crop protection products, seed and merchandise. Retail provides services directly to growers through a network of farm centers in North America, South America and Australia. The Potash, Nitrogen and Phosphate segments are differentiated by the chemical nutrient contained in the products that each produces.

Unaudited	In millions of US dollars except as otherwise noted

	Three Months Ended December 31, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	3,504	734	895	531	-	-	5,664

– intersegment	(2)	129	223	84	-	(434)	-

Sales – total	3,502	863	1,118	615	-	(434)	5,664

Freight, transportation and distribution	-	87	162	82	-	(71)	260

Net sales	3,502	776	956	533	-	(363)	5,404

Cost of goods sold	2,513	349	671	463	-	(360)	3,636

Gross margin	989	427	285	70	-	(3)	1,768

Selling expenses	841	3	4	1	7	(7)	849

General and administrative expenses	55	3	10	1	104	-	173

Provincial mining taxes	-	79	-	-	-	-	79

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	-	-	76	-	-	-	76

Other expenses (income)	77	(3)	26	19	161	25	305

Earnings (loss) before finance costs and income taxes	16	345	169	49	(265)	(21)	293

Depreciation and amortization	201	118	146	81	19	-	565

EBITDA [1]	217	463	315	130	(246)	(21)	858

Integration and restructuring related costs	12	-	-	-	8	-	20

Share-based compensation recovery	-	-	-	-	(7)	-	(7)

Impairment of assets	-	-	76	-	-	-	76

ARO/ERL expense for non-operating sites [2]	-	-	-	-	142	-	142

Foreign exchange gain, net of related derivatives	-	-	-	-	(14)	-	(14)

Adjusted EBITDA	229	463	391	130	(117)	(21)	1,075

Assets – at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749
1 EBITDA is calculated as net earnings (loss) before finance costs, income taxes, and depreciation and amortization. 2 ARO/ERL refers to asset retirement obligations and accrued environmental costs.

	Three Months Ended December 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	4,089	1,255	1,677	512	-	-	7,533

– intersegment	(2)	203	272	54	-	(527)	-

Sales – total	4,087	1,458	1,949	566	-	(527)	7,533

Freight, transportation and distribution	-	81	157	65	-	(59)	244

Net sales	4,087	1,377	1,792	501	-	(468)	7,289

Cost of goods sold	3,010	310	1,093	485	-	(515)	4,383

Gross margin	1,077	1,067	699	16	-	47	2,906

Selling expenses	836	1	6	2	5	(6)	844

General and administrative expenses	51	3	5	4	99	-	162

Provincial mining taxes	-	190	-	-	-	-	190

Share-based compensation recovery	-	-	-	-	(59)	-	(59)

Other expenses (income)	1	4	2	40	67	(4)	110

Earnings (loss) before finance costs and income taxes	189	869	686	(30)	(112)	57	1,659

Depreciation and amortization	202	89	155	58	16	-	520

EBITDA	391	958	841	28	(96)	57	2,179

Integration and restructuring related costs	-	-	-	-	11	-	11

Share-based compensation recovery	-	-	-	-	(59)	-	(59)

Foreign exchange gain, net of related derivatives	-	-	-	-	(36)	-	(36)

Adjusted EBITDA	391	958	841	28	(180)	57	2,095

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

Unaudited	In millions of US dollars except as otherwise noted

	Twelve Months Ended December 31, 2023

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	19,542	3,735	3,804	1,975	-	-	29,056

– intersegment	-	431	931	288	-	(1,650)	-

Sales – total	19,542	4,166	4,735	2,263	-	(1,650)	29,056

Freight, transportation and distribution	-	407	528	270	-	(231)	974

Net sales	19,542	3,759	4,207	1,993	-	(1,419)	28,082

Cost of goods sold	15,112	1,396	2,828	1,760	-	(1,488)	19,608

Gross margin	4,430	2,363	1,379	233	-	69	8,474

Selling expenses	3,375	12	27	6	-	(23)	3,397

General and administrative expenses	217	13	21	11	364	-	626

Provincial mining taxes	-	398	-	-	-	-	398

Share-based compensation recovery	-	-	-	-	(14)	-	(14)

Impairment of assets	465	-	76	233	-	-	774

Other expenses (income)	158	(1)	(27)	40	348	30	548

Earnings (loss) before finance costs and income taxes	215	1,941	1,282	(57)	(698)	62	2,745

Depreciation and amortization	759	463	572	294	81	-	2,169

EBITDA	974	2,404	1,854	237	(617)	62	4,914

Integration and restructuring related costs	20	-	-	-	29	-	49

Share-based compensation recovery	-	-	-	-	(14)	-	(14)

Impairment of assets	465	-	76	233	-	-	774

ARO/ERL expense for non-operating sites	-	-	-	-	152	-	152

Foreign exchange loss, net of related derivatives	-	-	-	-	91	-	91

Loss on Blue Chip Swaps	-	-	-	-	92	-	92

Adjusted EBITDA	1,459	2,404	1,930	470	(267)	62	6,058

Assets – at December 31, 2023	23,056	13,571	11,466	2,438	2,818	(600)	52,749

	Twelve Months Ended December 31, 2022

	Retail	Potash	Nitrogen	Phosphate	Corporate and Others	Eliminations	Consolidated

Sales – third party	21,266	7,600	6,755	2,263	-	-	37,884

– intersegment	84	599	1,293	357	-	(2,333)	-

Sales – total	21,350	8,199	8,048	2,620	-	(2,333)	37,884

Freight, transportation and distribution	-	300	515	243	-	(186)	872

Net sales	21,350	7,899	7,533	2,377	-	(2,147)	37,012

Cost of goods sold	16,171	1,400	4,252	1,884	-	(2,119)	21,588

Gross margin	5,179	6,499	3,281	493	-	(28)	15,424

Selling expenses	3,392	10	28	7	(1)	(22)	3,414

General and administrative expenses	200	9	17	13	326	-	565

Provincial mining taxes	-	1,149	-	-	-	-	1,149

Share-based compensation expense	-	-	-	-	63	-	63

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

Other expenses (income)	29	5	(137)	67	227	13	204

Earnings (loss) before finance costs and income taxes	1,558	5,326	3,373	1,186	(615)	(19)	10,809

Depreciation and amortization	752	443	558	188	71	-	2,012

EBITDA	2,310	5,769	3,931	1,374	(544)	(19)	12,821

Integration and restructuring related costs	2	-	-	-	44	-	46

Share-based compensation expense	-	-	-	-	63	-	63

Reversal of impairment of assets	-	-	-	(780)	-	-	(780)

COVID-19 related expenses	-	-	-	-	8	-	8

Foreign exchange loss, net of related derivatives	-	-	-	-	31	-	31

Gain on disposal of investment	(19)	-	-	-	-	-	(19)

Adjusted EBITDA	2,293	5,769	3,931	594	(398)	(19)	12,170

Assets – at December 31, 2022	24,451	13,921	11,807	2,661	2,622	(876)	54,586

For our disaggregated revenue from contracts with customers by product line or geographic location, refer to the “Segment Results” section of our news release dated February 21, 2024.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 3 IMPAIRMENT OF ASSETS

Nitrogen

During the three and twelve months ended December 31, 2023, we identified an impairment trigger for our Trinidad cash generating unit (“CGU”), part of our Nitrogen segment, due to a new natural gas contract and the resulting outlook for higher expected natural gas costs and constrained near-term availability. We expect improved natural gas availability in Trinidad as the development of additional natural gas fields is anticipated to add new natural gas supply starting in 2026.

Trinidad

Recoverable amount ($)	676

Carrying amount before impairment loss ($)	752

Pre-tax impairment loss ($)	76

Impairment recorded to	Property, plant and equipment

Valuation methodology	Fair value less costs of disposal (“FVLCD”), a Level 3 measurement

Valuation technique	Five-year discounted cash flows plus a terminal value

Key assumptions

Long-term growth rate (%)	2.3

Post-tax discount rate [1] (%)	13.0

Forecasted EBITDA [2,3] ($)	1,145

1 Discount rate used in the previous measurement in 2020 was 12.6 percent.

2 First five years of the forecast period.

3 Includes key assumptions relating to net selling price based on forecasted future natural gas contracting and availability.

The recoverable amount estimate used the following key assumptions: our forecasted EBITDA, discount rate and long-term growth rate. We used key assumptions that were based on historical data and estimates of future results from internal sources, independent third-party price benchmarks, as well as industry and market information.

The following table highlights sensitivities to the recoverable amount of our Trinidad CGU, which could result in additional impairment losses or reversals of the previously recorded losses.

Key Assumptions	Change in Assumption	Change to Recoverable Amount ($)
Long-term growth rate (%)	+ / - 1.0 percent	+ / -	55
Post-tax discount rate (%)	+ / - 1.0 percent	- / +	95

Forecasted EBITDA over forecast period ($)	+ / - 5.0 percent	+ / -	100

Goodwill Impairment Testing

Goodwill by CGU or Group of CGUs	2023	2022

Retail – North America	6,981	6,898

Retail – International [1]	590	927

Potash	154	154

Nitrogen	4,389	4,389

	12,114	12,368

 1 Includes Retail – South America group of CGUs, which had goodwill of nil as at December 31, 2023 (2022 – $348).

During the three months ended June 30, 2023, we recorded an impairment of goodwill and intangible assets of $422 and $43, respectively, relating to our Retail – South America group of CGUs.

During the three and twelve months ended December 31, 2023, we performed our annual goodwill impairment testing (excluding the Retail – South America group of CGUs, which was fully impaired during the three months ended June 30, 2023) and did not identify any further impairment; however, the recoverable amount for Retail – North America group of CGUs did not substantially exceed its carrying amount. In testing for impairment of goodwill, we calculate the recoverable amount for a CGU or groups of CGUs containing goodwill. We used the FVLCD methodology based on after-tax discounted cash flows (five-year projections plus a terminal value) and incorporated assumptions an independent market participant would apply, including considerations related to climate-change initiatives. We adjusted discount rates for each CGU or group of CGUs for the risk associated with achieving our forecasts and for the country risk premium in which we expect to generate cash flows. FVLCD is a Level 3 measurement. We use our market capitalization and comparative market multiples to ensure discounted cash flow results are reasonable.

Unaudited	In millions of US dollars except as otherwise noted

The key assumptions with the greatest influence on the calculation of the recoverable amounts are the discount rates, terminal growth rates and forecasted EBITDA. The key forecast assumptions were based on historical data and our estimates of future results from internal sources considering industry and market information.

The Retail – North America group of CGUs recoverable amount exceeds its carrying amount by $570. Goodwill is more susceptible to impairment risk if there is an increase in the discount rate or a deterioration in business operating results or economic conditions and actual results do not meet our forecasts. A reduction in the terminal growth rate, an increase in the discount rate or a decrease in forecasted EBITDA could cause impairment in the future as shown in the table below.

2023 Annual Impairment Testing	Key Assumption Used in Impairment Model	Change Required for Carrying Amount to Equal Recoverable Amount

Terminal growth rate (%)	2.5	0.4 percent decrease

Discount rate [1] (%)	8.6	0.2 percent increase

Forecasted EBITDA over forecast period ($)	8,040	3.0 percent decrease

1 The discount rate used in the previous measurement was 8.5 percent.

The following table indicates the key assumptions used in testing the remaining groups of CGUs:

	Terminal Growth Rate (%)				Discount Rate (%)
	2023	2022			2023	2022

Retail – International [1]	2.1	2.0	–	6.0	9.0	8.9	–	16.0

Potash	2.5			2.5	7.6			8.3

Nitrogen	2.3			2.0	8.3			9.3

1 The discount rates reflect the country risk premium and size for our international groups of CGUs. The terminal growth rate and discount rate ranges in 2022 included our Retail – South America group of CGUs, which are no longer included in 2023 as goodwill for this group of CGUs is nil.

NOTE 4 OTHER EXPENSES (INCOME)

	Three Months Ended December 31		Twelve Months Ended December 31

	2023	2022	2023	2022

Integration and restructuring related costs	20	11	49	46

Foreign exchange (gain) loss, net of related derivatives	(14)	(36)	91	31

Earnings of equity-accounted investees	(1)	(47)	(101)	(247)

Bad debt expense (recovery)	4	(6)	55	12

COVID-19 related expenses	-	-	-	8

Gain on disposal of investment	-	-	-	(19)

Project feasibility costs	33	22	86	79

Customer prepayment costs	11	7	47	42

Legal expenses	16	8	34	21

Consulting expenses	3	15	21	29

Employee special recognition award	-	61	-	61

Loss on Blue Chip Swaps	-	-	92	-

ARO/ERL expense for non-operating sites	142	-	152	-

Gain on amendments to other post-retirement pension plans	-	-	(80)	-

Other expenses	91	75	102	141

	305	110	548	204

The Central Bank of Argentina maintains certain currency controls that limit our ability to remit cash from Argentina. Blue Chip Swaps are trade transactions that effectively allow companies to transfer US dollars out of Argentina. Through this mechanism, we incurred a loss of $92 from the purchase of securities denominated in Argentine peso and corresponding sale in US dollars during the twelve months ended December 31, 2023. The loss is a result of the significant divergence between the Blue Chip Swap market exchange rate and the official Argentinian Central Bank rate.

Unaudited	In millions of US dollars except as otherwise noted

NOTE 5 INCOME TAXES

	Three Months Ended December 31		Twelve Months Ended December 31

	2023	2022	2023	2022

Income tax (recovery) expense	(96)	353	670	2,559

Actual effective tax rate on earnings (%)	39	23	33	25

Actual effective tax rate including discrete items (%)	(120)	24	34	25

Discrete tax adjustments that impacted the tax rate	(127)	22	28	30

During the three and twelve months ended December 31, 2023, we recorded a deferred tax asset of $134 related to an increase in the tax basis of our Swiss assets as a result of changes to our Switzerland tax declarations.

NOTE 6 SHARE CAPITAL

Share Repurchase Programs

On February 21, 2024, our Board of Directors approved a share repurchase program for up to five percent of our outstanding common shares. The 2024 normal course issuer bid, which is subject to the acceptance by the Toronto Stock Exchange, will expire after a one-year period, if we acquire the maximum number of common shares allowable or otherwise decide not to make any further repurchases.

Dividends Declared

We declared a dividend per share of $0.53 (2022 – $0.48) during the three months ended December 31, 2023, payable on January 12, 2024 to shareholders of record on December 29, 2023.

On February 21, 2024, our Board of Directors declared and increased our quarterly dividend to $0.54 per share payable on April 11, 2024, to shareholders of record on March 28, 2024. The total estimated dividend to be paid is $265.

NOTE 7 RELATED PARTY TRANSACTIONS

We sell potash outside Canada and the United States exclusively through Canpotex. Canpotex sells potash to buyers, including Nutrien, in export markets pursuant to term and spot contracts at agreed upon prices. Our total revenue is recognized at the amount received from Canpotex representing proceeds from their sale of potash, less net costs of Canpotex. Sales to Canpotex for the three months ended December 31, 2023 were $404 (2022 – $841) and the twelve months ended December 31, 2023 were $2,076 (2022 – $5,414). Purchases from Canpotex for the three months ended December 31, 2023 were $32 (2022 – $24) and the twelve months ended December 31, 2023 were $92 (2022 – $415).

As at	December 31, 2023	December 31, 2022

Receivables from Canpotex	162	866

Payables to Canpotex	64	203